NO ACT

PE
1-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035375

March 6, 2009

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-6-09

Re: The Charles Schwab Corporation
Incoming letter dated January 7, 2009

Dear Mr. McMillen:

This is in response to your letters dated January 7, 2009 and February 4, 2009 concerning the shareholder proposal submitted to Charles Schwab by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

March 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 7, 2009

The proposal urges the Compensation Committee to make specified changes to the Corporate Executive Bonus Plan as applied to senior executives, in order to promote a more long-term perspective.

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Charles Schwab may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

February 4, 2009

By electronic transmission to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the AFSCME Employees Pension Plan's Letter of January 29, 2009 Regarding Omission of Stockholder Proposal from the 2009 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The arguments submitted by the AFSCME Employees Pension Plan (the "Proponent") in its January 29, 2009 letter serve to illustrate the problems with the proposal, as described in the letter dated January 7, 2009 of The Charles Schwab Corporation requesting the concurrence of the staff of the Securities and Exchange Commission that it may exclude the proposal from its proxy materials. In response to the difficulty of complying with the provisions of Internal Revenue Code Section 162(m), which permits tax deductions for certain performance-based compensation, the Proponent simply states that "the possibility that annual bonuses would be non-deductible does not deprive Schwab of the power or authority to implement the Proposal." While certain compensation (such as base salary in excess of $1 million) may not be deductible under Section 162(m), a primary purpose of a performance-based plan (such as the Corporate Executive Bonus Plan) is to meet the deductibility requirements of Section 162(m). To suggest otherwise would obviate the need for this type of performance-based plan, and failure to structure annual bonuses so that they comply with the provisions of Section 162(m) would be contrary to the interests of stockholders.

Nor does the Proponent offer any suggestion how to offer an annual incentive plan with the mandates set forth in the Proposal. The response, as stated in the letter and contained in the proposal, is to make changes "without violating the current CEBP" or "the terms of any compensation or benefit plan currently in effect." However, implementing the proposal's mandated changes apparently entails violating the provisions of Section 162(m), eliminating annual performance-based bonuses under an annual plan, and developing unspecified future performance criteria in a deferred payment plan tied to an annual measurement over three years. This tangled web is not suitable for submission to stockholders or a Compensation Committee.

If you have any questions, please do not hesitate to contact the undersigned at (415) 636-3255.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: *scott.mcmillen@schwab.com*

cc: Gerald W. McEntee, AFSCME Employees Pension Plan

EMPLOYEES PENSION PLAN

January 29, 2009

VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; request by The Charles Schwab Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to The Charles Schwab Corporation ("Schwab" or the "Company") a stockholder proposal (the "Proposal") urging the board's Compensation Committee (the "Committee") to change the Company's annual incentive plan, the Corporate Executive Bonus Plan (the "CEBP"), to defer some portion of bonuses awarded thereunder to Schwab senior executives and to adjust the unpaid portion, if necessary, based on the quality and sustainability of the results on which the bonuses were based.

In a letter dated January 7, 2009 (the "No-Action Request"), Schwab stated that it intends to omit the Proposal from its proxy materials being prepared for the 2009 annual meeting of stockholders. Specifically, Schwab argues that it is entitled to exclude the Proposal (a) pursuant to Rule 14a-8(i)(6), as beyond the Company's power to implement; and (b) pursuant to Rule 14a-8(i)(3), as impermissibly vague and indefinite.

Because the Proposal would not require Schwab to violate the terms of the existing CEBP, and because the Proposal defines key terms with sufficient specificity, Schwab has not met its burden of proving it is entitled to rely on either of those exclusion. Accordingly, its request for a determination allowing exclusion should be denied.

<u>Schwab's Argument That it Lacks the Power to Implement the Proposal Relies on a Misreading of the Proposal as Requiring the Board to Take Action Within the Confines of the Existing Annual Incentive Plan</u>

Schwab argues that it lacks the power to implement the Proposal, and thus should be permitted to exclude it pursuant to Rule 14a-8(i)(6), because:

- The Committee lacks discretion under the current CEBP to "reduce amounts already earned and paid out in a future period." (No-Action Request, at 3)

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

- To give the Committee such discretion under the current CEBP, it would be necessary to extend the performance period to include the period during which the bonus is deferred (the "Deferral Period"), which would violate the CEBP and transform it from an annual incentive plan into a long-term incentive plan. (No-Action Request, at 3)

These arguments, however, rest on the mistaken premise that the Proposal needs to be implemented within the confines of the current CEBP. But the Proposal states clearly that current CEBP itself would need to be changed to effect the reforms suggested in the Proposal: "RESOLVED that stockholders of The Charles Schwab Corporation ("Schwab") urge the Compensation Committee to make the following changes to the Corporate Executive Bonus Plan . . . ." Schwab is making a circular argument that it cannot implement the Proposal because it would violate the current CEBP, but the Proposal asks the Compensation Committee to change the current CEBP to an amended CEBP, which the committee has the authority to do.

Accordingly, once the Compensation Committee made changes to the CEBP to alter how bonuses are paid, the structure of the current CEBP no longer matters. Moreover, the No-Action Request suggests—but does not assert outright--that the changes sought in the Proposal could lead to Schwab losing the ability to deduct the bonuses from income as performance-based compensation. Although such non-deductibility (which the Plan does not concede would be the case) would be sub-optimal for Schwab, it falls far short of rendering the Proposal beyond Schwab's power to implement.

Companies routinely pay top executives compensation that is not deductible from income pursuant to section 162(m) of the Internal Revenue Code and the regulations promulgated thereunder. (Section 162(m) prohibits companies from deducting compensation in excess of $1,000,000 unless it is performance-based.") For example, according to data obtained through The Corporate Library's Board Analyst database, 219 companies in the S&P 500 index paid their chief executives more than $1,000,000 in base salary (data viewed at www.thecorporatelibrary.com; last visited Jan. 19, 2008); the amount in excess of $1,000,000 is always non-deductible because salary does not qualify as performance-based compensation.

Indeed, Schwab stated in its most recent proxy statement: "At times, the Compensation Committee has determined that the benefit of tax deductibility is outweighed by other corporate objectives and strategic needs. The Compensation Committee may use its discretion in appropriate cases to approve compensatory arrangements that do not permit for deductibility under section 162(m)." Schwab explained that certain compensation paid by Schwab "may cause the overall compensation of a named executive officer to exceed the $1 million limit [for deductibility]." (Definitive Proxy Statement of The Charles Schwab Corporation filed Mar. 28, 2008, at 21.)

In sum, Schwab is not entitled to omit the Proposal in reliance on Rule 14a-8(i)(6) because the Proposal clearly provides that annual incentive reforms should be made without violating the current CEBP and because the possibility that annual bonuses would be non-deductible does not deprive Schwab of the power or authority to implement the Proposal.

<u>The Proposal Defines Key Terms With Enough Specificity to Allow Stockholders to Understand the Matter on Which They Are Voting and Provide Sufficient Guidance to Schwab in Implementing the Proposal</u>

Rule 14a-8(i)(3) allows exclusion when a proposal or supporting statement conflicts with any of the Commission's proxy rules, including Rule 14a-9's prohibition on false or misleading statements. The Staff has interpreted this exclusion to allow companies to omit proposals that are so vague and indefinite that neither stockholders nor the company can tell what actions would be required if the proposal was approved.

Schwab's first contention is that it cannot untangle the "contradictions" among the CEBP, the requirements imposed by section 162(m) and the Proposal. As discussed above, however, those contradictions are illusory. The Proposal contemplates that certain changes will be made to the annual bonus program at Schwab, but only in a manner that does not violate the current CEBP. The dictates of section 162(m) are not relevant to interpreting the Proposal.

Second, Schwab claims that the Proposal fails to define certain terms. But three of the four terms to which Schwab points are in fact defined in the Proposal. "Financial Metric" refers to any financial metric used by Schwab in calculating and awarding bonuses. Similarly, "Performance Measurement Period" means the period over which performance is calculated, again as determined by Schwab. "Deferral Period" refers to the three-year period following the end of the Performance Measurement Period in which a portion of the bonus is held back and may be adjusted.

Finally, Schwab points to "quality and sustainability of performance on the Financial Metric(s) during the Deferral Period" as excessively vague. As the supporting statement explains, the Proposal does not attempt to define this term, but instead gives discretion to the Committee to determine the circumstances under which bonuses will be adjusted during the Deferral Period. This decision reflects both philosophical considerations—the Plan believes that the Committee is in the best position to set policy regarding these adjustments—and practical constraints, since it would be impossible to anticipate and set forth, within the 500-word limit, the circumstances under which bonuses should be adjusted and the amounts of such adjustments. Even though this term is not specifically defined, the supporting statement makes clear that the focus of the Proposal is on ensuring that bonuses are not paid based on achievements that are reversed within the Deferral Period as a result of excessive risk-taking, as has occurred at many financial companies just prior to the current crisis.

The determinations cited by Schwab are inapposite because, unlike the Proposal, the proposals in those letters failed to define many key terms required to understand the proposals. For example, in Exxon Mobil Corporation (available March 19, 2008), the proposal asked that a non-existent organization, the Association of Oil Producing Countries, "accept" the proposal "as standard practice" and asked that royalties (which were themselves unhelpfully defined as "all transactions which could be classified as royalties") be "declared publicly and clearly" without stating where, when or how such disclosure should occur.

Likewise, the proposal in Fuqua Industries, Inc. (available March 12, 1991), which sought restrictions on major shareholders' dealings with the company, was inartfully drafted such that the definition of major shareholder was ambiguous; failed to define "assets/interests" that the major shareholder should not be permitted to sell to the company; and did not define the "control of the Company/Board" that the major shareholder should not be allowed to obtain without paying a "fair" price.

Here, by contrast, the Proposal specifies a three-year Deferral Period and leaves open only the mechanism for holding back a portion of the bonus and adjusting it based on performance during the Deferral Period. Moreover, the supporting statement provides guidance regarding this element, indicating that the Proposal is aimed at preventing top executives from benefiting from decisions that are profitable in the short-term but prove detrimental to Schwab during the Deferral Period.

Recent determinations confirm that proposals need not define every term with complete specificity in order to avoid exclusion on vagueness grounds. In Mattel, Inc. (available March 24, 2008), the proposal asked the company to "report yearly on the products manufactured by licensees and sold bearing Mattel's brands. Shareholders need to be reassured about the safety and the quality of those products as well as about the working conditions in which they are manufactured." Mattel sought a determination allowing it to exclude the proposal citing Rule 14a-8(i)(3), among other grounds, and arguing that the proposal did not indicate what would provide "reassurance" about the "safety and the quality" of the products manufactured by Mattel's approximately 1000 licensees, including what should be disclosed, when it should be disclosed and in what form the information should be disseminated. The Staff did not concur with Mattel's position.

A proposal at The Kroger Co. (available March 18, 2008) sought changes to the company's incentive plans. Kroger argued that the proposal's failure to define terms such as "financial performance metrics," "Company's peer companies," and "exceeds peer group median performance" required the proposal's exclusion. Kroger urged that where multiple performance metrics are used, or where performance metrics are not comparable among peers, it would not be clear how to implement the proposal. The proponent countered that the proposal left the precise definition of those terms and decisions regarding the methodology for implementing the proposal to the compensation committee to avoid micromanagement. The Staff denied Kroger's request for relief.

The Proposal defines all but one key term and, with respect to that term, provides sufficient guidance regarding how the Committee should use its discretion in implementing it. The Proposal does not contain contradictions such that stockholders or Schwab would be confused about how the Proposal would be implemented. Accordingly, Schwab's request to omit the Proposal in reliance on Rule 14a-8(i)(3) should be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

CJ:tem

cc: R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
Fax # 415-636-5236
Email scott.mcmillen@schwab.com

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

January 7, 2009

By electronic transmission to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by the AFSCME Employees Pension Plan from the 2009 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation, a Delaware corporation listed on The Nasdaq National Market (the "Company"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "AFSCME Proposal") submitted by the AFSCME Employees Pension Plan (the "Proponent") from the Company's proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting electronically: (1) this letter, which outlines the Company's reasons for excluding the Proposal from the Proxy Materials, and (2) the Proponent's letter, dated November 20, 2008, attached as Exhibit A, setting forth the Proposal. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 16, 2009 and ready for filing with the Commission on or about March 30, 2009. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Proposal and Background

The AFSCME Proposal asks that the Compensation Committee of the Board of Directors of the Company (the "Committee") make the following changes to the Corporate

Executive Bonus Plan, the Company's annual cash incentive plan (CEBP), for performance awards based on financial metrics with a performance measurement period of one year or less:

- Defer payments for three years following the end of the performance measurement period;
- Develop a methodology for determining what proportion of the bonus should be paid immediately and adjusting the deferred portion of the bonus to reflect performance on the financial metrics during the deferral period; and
- Make the adjustments to the deferred portion of the bonus during the deferral period without setting new performance goals.

Under an annual cash incentive plan with performance periods of one year or less, the Committee would not be able to adjust payouts of deferred amounts according to preselected financial metrics without: (i) setting new performance goals for the deferral period; or (ii) setting a performance period for longer than one year. If the Committee acted to adjust the amounts during the performance period after the annual performance targets had been certified, the Committee would no longer have an annual cash incentive plan, contrary to the intent of an annual plan (and the terms of this resolution). The defects in the AFSCME Proposal are such that the Company lacks the ability to implement it.

<u>Grounds for Omission</u>

The AFSCME Proposal is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6).

The AFSCME Proposal (which by its terms attempts to turn an annual bonus plan into a long-term incentive plan) calls for contradictory actions such that, if it were adopted, the Company "would be unable to determine what action should be taken" to effectuate it. Accordingly, the AFSCME Proposal may also be excluded pursuant to Rule 14a-8(i)(6). *International Business Machines Corp.* (avail. Jan. 14, 1992).

The currently effective CEBP, a copy of which is attached as Exhibit B, is an annual cash incentive plan. It is designed to meet the requirements of section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), for awards of performance-based compensation. Under the terms of the plan, performance periods are calculated and paid on the basis of a quarterly or annual performance period, or a combination thereof, except in the case of the Chief Executive Officer, which is based on the Company's results for a full year. CEBP, § 4(c). Consistent with the provisions of Section 162(m), the bonus formula is determined by a matrix adopted by the Committee within 90 days of the commencement of the performance period (but in no event after

25% of the performance period has elapsed) and is based on one or more performance criteria selected by the Committee from among the following:

- Pre-tax operating profit margin, pre-tax reported profit margin, after-tax operating profit margin, after-tax reported profit margin, pre-tax operating profits, pre-tax reported profits, cash flow, revenues, revenue growth, operating revenue growth, client net new asset growth, return on assets, return on equity, return on investment, stockholder return and/or value, earnings per share, conversions of and/or increase in client assets, sales (of products, offers, or services) and changes between years or periods that are determined with respect to any of the above-listed performance criteria. CEBP, §4(c).

At the end of the performance period, the Committee, consistent with the provisions of Section 162(m), must certify that the performance goals have been met. The Committee has discretion to reduce the amount of the award under the formula-based matrix, but in no event does the Committee have discretion to award more than the amount determined by the matrix.

The AFSCME Proposal would require the Committee to defer, mandatorily, an amount of the bonus for a period of three years following the certification of the annual performance goals. In addition to this mandatory deferral, it would also require the Committee to adjust the bonus amount earned (in year 1) in future periods, depending on continued performance under the financial metrics selected for the annual period. The Proponent's resolution asks the Committee to adjust amounts paid during the deferral period according to the financial metrics set by the Committee in determining the annual cash award, but also asks the Committee do so without setting new performance goals. Presumably, the Proponent drafted the resolution with the requirement not to set new performance goals, because setting new goals would take place after the first 90 days or 25% of the performance period had elapsed, and therefore the deferred amounts would no longer qualify as performance-based compensation under the provisions of Section 162(m) (and would also be contrary to the express provisions of the CEBP).

However, without a new performance period with new performance goals, the Committee would have no basis for adjusting payout of awards for a past performance period. While the Committee may exercise discretion under Section 162(m) to reduce the amount awarded to a participant for that year's performance period, the Committee does not retain discretion to continue to reduce amounts already earned and paid out in a future period. To do so, and without setting new targets for the performance period, the Committee would need to extend the performance period to include the deferral period. Extending the performance period, however, effectively would transform an annual bonus plan into a multi-year plan, and also would be contrary to the Proponent's resolution and the CEBP, which only apply to an annual incentive plan (or shorter).

These inherent contradictions would prevent the Company from determining what action, if any, to take if implemented, and it is therefore beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6).

The AFSCME Proposal is so vague and indefinite that it is misleading and may be excluded within the meaning of Rule 14a-8(i)(3)

The Company believes that the wording of the AFSCME Proposal is so vague and indefinite that it may be properly excluded under Rule 14a-8(i)(3). The Company is unable to resolve the conflicts outlined above among the underlying purposes and current provisions of the CEBP, the dictates of Section 162(m) and the amendments outlined in the AFSCME Proposal. The Staff has consistently concurred with companies that they may exclude proposals as inherently vague and indefinite under Rule 14a-8(i)(3) when "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Exxon Mobil Corp.* (avail. March 19, 2008) (excluding proposal regarding disclosure of crude oil royalties paid to governments).

Because of this uncertainty, any amendment ultimately undertaken by the Committee to comply with the AFSCME Proposal "could be significantly different from the action(s) envisioned by shareholders voting on the proposal" and renders the AFSCME Proposal inherently misleading under Rule 14a-8(i)(3). *Fuqua Industries, Inc.* (avail. March 12, 1991) (excluding proposal calling for restrictions on majority stockholder); *Exxon Mobil Corp.* (avail. March 19, 2008). To implement the AFSCME Proposal, the Committee would need to define and apply terms and conditions used in the proposal (such as "Financial Metric," "Performance Measurement Period," "Deferral Period" and "quality and sustainability of performance on the Financial Metric(s) during the Deferral Period") that would have to be made without guidance from the proposal itself and would be subject to differing interpretations. *Fuqua Industries, Inc.* (avail. March 12, 1991) (Staff concurrence). Reference to the UBS AG compensation system cited in the supporting statement is unavailing, as UBS AG is not a U.S. corporation and that company's compensation system was developed in consultation with Swiss banking authorities to comply with Swiss law. Further, in defining and applying the terms in the AFSCME Proposal and in reconciling the various conditions of the AFSCME Proposal, the CEBP plan terms and Section 162(m), the Committee could determine to (i) eliminate annual performance targets, (ii) extend the performance period beyond a one-year period, or (iii) eliminate performance measures altogether and bring the CEBP outside the favorable tax treatment of Section 162(m). Any of these outcomes would likely not be contemplated by stockholders voting on the proposal (or indeed the proponent) if the proposal were to be included in the Proxy Statement and would conflict with provisions of a plan previously adopted by stockholders.

Accordingly, the Company believes that the AFSCME Proposal is impermissibly vague and indefinite such that it is unable to determine a course of action to implement the

AFSCME Proposal and may therefore exclude it from the Company's Proxy Statement in accordance with Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the AFSCME Proposal from its Proxy Materials.

If you have any questions, please do not hesitate to contact the undersigned at (415) 636-3255.

Very truly yours,

R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636-3255
Fax: (415) 636-5236
Email: *scott.mcmillen@schwab.com*

Exhibit A: AFSCME Reserve Fund Proposal
Exhibit B: Corporate Executive Bonus Plan

cc: Gerald W. McEntee, AFSCME Employees Pension Plan

EXHIBIT A

PROPOSAL

EMPLOYEES PENSION PLAN

November 20, 2008

VIA Overnight Mail and Telecopier (415) 627-8538
The Charles Schwab Corporation
120 Kearny Street
San Francisco, California 94108
Attention: Carrie E. Dwyer, Executive Vice President, General Counsel and Corporate Secretary

Dear Ms. Dwyer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2008 proxy statement of The Charles Schwab Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 6,725 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

383/07

RESOLVED that stockholders of The Charles Schwab Corporation ("Schwab") urge the Compensation Committee (the "Committee") to make the following changes to the Corporate Executive Bonus Plan ("CEBP") as applied to senior executives, in order to promote a more long-term perspective:

1. An award to a senior executive under the CEBP (a "Bonus") that is based on financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;
2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and
3. The adjustment(s) described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period.

The policy should be implemented so as not to violate any existing contractual obligation of Schwab or the terms of any compensation or benefit plan currently in effect.

<u>SUPPORTING STATEMENT</u>

As long-term stockholders, we support compensation policies that promote the creation of sustainable value. We are concerned that short-term incentive plans, if not designed with effective safeguards, can encourage senior executives to manage for the short term and take on excessive risk. The current financial crisis provides a stark example of what can happen when executives are rewarded for short-term financial performance without any effort to ensure that the performance is sustainable.

The target awards for the named executive officers as a percentage of base salary under the CEBP range from 100 to 400 percent. For 2007, the Committee approved performance criteria of revenue growth and pre-tax profit margin for fiscal 2007, which resulted in awards of 117% of the target awards.

Accordingly, this proposal urges that the CEBP be changed to encourage a longer-term orientation on the part of senior executives. Specifically, the proposal asks that the Committee develop a system for holding back some portion of each bonus based on short-term financial metrics for a period of three years and adjusting the unpaid portion to account for performance during that three-year period. The proposal gives the Committee discretion to set the precise terms and mechanics of this process.

In November 2008, UBS AG announced that it would adopt a variable compensation system similar to the one suggested in this proposal. UBS explained that the new program "should bring about a cultural shift in the company. Those who are rewarded will be those who deliver good results over several years without assuming unnecessarily high risk." (Press release dated Nov, 17, 2008)

We urge stockholders to vote FOR this proposal.

EXHIBIT B

CORPORATE EXECUTIVE BONUS PLAN

The Charles Schwab Corporation

Corporate Executive Bonus Plan

(As Amended and Restated as of February 23, 2005)

(Approved by Stockholders on May 19, 2005)

(Amended and Restated December 12, 2007)

(Amended and Restated October 23, 2008)

SECTION 1. PURPOSE OF THE PLAN

The Charles Schwab Corporation Corporate Executive Bonus Plan (the "Plan") is established to promote the interests of The Charles Schwab Corporation and its Subsidiaries (collectively the "Company"), by creating an incentive program to (a) attract and retain employees with outstanding competencies who will strive for excellence (b) motivate those individuals to exert their best efforts on behalf of the Company by providing them with compensation in addition to their base salaries; and (c) further the identity of interests of such employees with those of the Company's stockholders through a strong performance-based reward system.

SECTION 2. ADMINISTRATION OF THE PLAN

The Compensation Committee of the Board of Directors of the Company (the "Committee") shall administer the Plan. The Committee shall be composed solely of two or more "outside directors" within the meaning of Treasury Regulations Section 1.162-27 (or any successor regulation) and shall be appointed pursuant to the Bylaws of the Company. The members of the Committee shall be ineligible for awards under this Plan for services performed while serving on the Committee. The Committee shall have discretionary authority to interpret the Plan, establish rules and regulations to implement the Plan, and make all determinations deemed necessary or advisable for the administration of the Plan, in its sole discretion. Decisions of the Committee shall be final and binding on all parties who have an interest in the Plan.

SECTION 3. ELIGIBILITY FOR AWARDS

(a) Eligibility Requirements. Awards under the Plan may be granted by the Committee to those Employees on the Executive Committee (or a successor committee) or holding Executive Vice President or comparable executive-level positions with the Company. Except in the event of retirement, death, or disability, an individual in these positions shall be eligible to participate in the Plan if he or she is an Employee of the Company on the last day of the performance period. An individual who is on a leave of absence shall remain eligible, but his or her award shall be adjusted as provided in Section 4(g).

(b) Definition of Employee. For purposes of the Plan, an individual shall be considered an "Employee" if he or she is employed by the Company or other business entity in which the Company shall directly or indirectly own, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock or other ownership interest (each a "Subsidiary"). No award may be granted to a member of the Company's Board of Directors except for services performed as an employee of the Company.

SECTION 4. BONUS AWARDS

(a) Form of Awards. Bonus awards under this Plan shall be paid in cash, less applicable withholdings and deductions.

(b) Target Award Amounts. Target award amounts shall be based on a percentage of each eligible Employee's annual base salary for each performance period as determined by the Committee in its sole discretion no later than 90 days after the commencement of such performance period but in no event after 25% of the performance period has elapsed.

(c) Bonus Formula. The formula used to determine bonus awards for each eligible Employee shall be determined according to a matrix or matrices that shall be adopted by the Committee within 90 days of the commencement of each performance period but in no event after 25% of the performance period has elapsed. The matrix or matrices may be different for each eligible Employee and shall be based on one or more objective performance criteria to be selected by the Committee from among the following: pre-tax operating profit margin, pre-tax reported profit margin, after-tax operating profit margin, after-tax reported profit margin, pre-tax operating profits, pre-tax reported profits, cash flow, revenues, revenue growth, operating revenue growth, client net new asset growth, return on assets, return on equity, return on investment, stockholder return and/or value, earnings per share, conversions of and/or increase in client assets, sales (of products, offers, or services) and changes between years or periods that are determined with respect to any of the above-listed performance criteria. Performance criteria may be measured solely on a corporate, subsidiary, enterprise or business unit basis, or a combination thereof. Further, performance criteria may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria. The formula for any such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss, and will be based on accounting rules and related Company accounting policies and practices in effect on the date the formula is approved by the Committee. Awards shall be determined by applying the bonus formula to the target award amount of each eligible Employee. Except in the case of the Chief Executive Officer, payouts described in this subsection shall be calculated and paid on the basis of a quarterly or annual performance period, or a combination thereof, as determined by the Committee in its sole discretion. In the case of the

Chief Executive Officer, payouts described in this subsection shall be made on an annual basis, based on the Company's results for the full year. Bonus awards for any eligible Employee shall not be provided under this Plan if such awards are separately determined under an employment agreement or other arrangement.

(d) Maximum Award Amounts. The maximum award that may be paid to any eligible Employee (other than the Chief Executive Officer) under this Plan for any calendar year shall not exceed $8 million. The maximum award that may be paid to the Chief Executive Officer under this Plan for any calendar year shall not exceed $15 million.

(e) Power to Reduce Bonus Amounts. Notwithstanding anything to the contrary contained in this Plan, the Committee shall have the power, in its sole discretion, to reduce the amount payable to any eligible Employee including the Chief Executive Officer (or to determine that no amount shall be payable to such eligible Employee) with respect to any award prior to the time the amount otherwise would have become payable hereunder. Such reductions may be based upon the recommendations of the Chief Executive Officer. In the event of such a reduction, the amount of such reduction shall not increase the amounts payable to other eligible Employees under the Plan.

(f) Entitlement to Bonus. No eligible Employee shall earn any portion of a bonus award under the Plan until the last day of the relevant performance period and only if the Committee has approved the bonus award and, to the extent required by section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), has certified that the applicable performance criteria have been satisfied.

(g) Termination of Employment and Leaves of Absence. Except in the event of retirement, death, or disability, if an Employee ceases to be employed by the Company for any reason on or before the date when the bonus is earned, then he or she shall not earn or receive any bonus under the Plan. If an eligible Employee is on a leave of absence for a portion of the relevant performance period, the bonus to be awarded shall be prorated to reflect only the time when he or she was actively employed and not any period when he or she was on leave. In the event of death or disability before the last day of the relevant performance period, the Committee shall have the sole discretion to award any bonus. In the event of retirement before the last day of the relevant performance period, the Committee shall have the sole discretion to waive the requirement of being employed on the last day of the relevant performance period and award a bonus based on the achievement of the performance criteria. For all purposes of the Plan, "retirement" will mean any termination of employment with the Company and its subsidiaries for any reason other than death at any time after the Employee has attained age 55, but only if, at the time of termination, the Employee has been credited with at least ten (10) Years of Service under the Schwab Plan Retirement Savings and Investment Plan.

SECTION 5. PAYMENT OF BONUS AWARDS

Bonus awards shall be paid to each eligible Employee on or after January 1st and on or before March 15th of the calendar year immediately following the end of the fiscal year on which the award is based, regardless of whether the individual has remained in Employee status through the date of payment.

SECTION 6. GENERAL PROVISIONS

(a) Plan Amendments. The Committee may at any time amend, suspend or terminate the Plan, provided that it must do so in a written resolution and such action shall not adversely affect rights and interests of Plan participants to individual bonuses allocated prior to such amendment, suspension or termination. Stockholder approval shall be obtained for any amendment to the extent necessary and desirable to qualify the awards hereunder as performance-based compensation under section 162(m) of the Code and to comply with applicable laws, regulations or rules.

(b) Benefits Unfunded. No amounts awarded or accrued under this Plan shall be funded, set aside or otherwise segregated prior to payment. The obligation to pay the bonuses awarded hereunder shall at all times be an unfunded and unsecured obligation of the Company. Eligible Employees shall have the status of general creditors and shall look solely to the general assets of the Company for the payment of their bonus awards.

(c) Benefits Nontransferable. No eligible Employee shall have the right to alienate, pledge or encumber his or her interest in this Plan, and such interest shall not (to the extent permitted by law) be subject in any way to the claims of the Employee's creditors or to attachment, execution or other process of law.

(d) No Employment Rights. No action of the Company in establishing the Plan, no action taken under the Plan by the Committee and no provision of the Plan itself shall be construed to grant any person the right to remain in the employ of the Company or its subsidiaries for any period of specific duration. Rather, each Employee will be employed "at will," which means that either such Employee or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Only the Chief Executive Officer has the authority to enter into an agreement on any other terms, and he or she can only do so in a writing signed by him or her. No Employee shall have the right to any future award under the Plan.

(e) Exclusive Agreement. This Plan document is the full and complete agreement between the eligible Employees and the Company on the terms described herein.

(f) Governing Law. The Plan and any actions taken in connection herewith shall be governed by and construed in accordance with the laws of the state of Delaware (without regard to applicable Delaware principles of conflict of laws).